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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EMERGENT CAPITAL, INC.
(Name of Subject Company (Issuer))

EMERGENT CAPITAL, INC.
(Name of Filing Person (Issuer))

8.5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2019
(Title of Class of Securities)

8.5% SENIOR UNSECURED CONVERTIBLE NOTES (CUSIP No. 452834AE4; CUSIP No. 29102NAB1 (PIK Notes))
(CUSIP Number of Class of Securities)

Christopher J. O'Reilly, Esq.
General Counsel
Emergent Capital, Inc.
5355 Town Center Road,
Suite 701
Boca Raton, Florida 33486
(561) 995-4200
(Name, Address, and Telephone Numbers of Persons Authorized
to Receive Notices and Communications Behalf of Filing Person)

With a copy to:
Rodney H. Bell, Esq.
David S. Cole, Esq.
Holland & Knight LLP
701 Brickell Avenue
Miami, Florida 33131
(305) 374-8500

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Registration Fee(2)

$74,220,450 5.00% Senior Unsecured Notes Due 2023	$8,602.15

40,000,000 shares of common stock(3)	$927.20

Total	$9,529.35

(1)
Estimated solely for the purposes of calculating the filing fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.

(2)
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, by multiplying the transaction value by 0.0001159.

(3)
40,000,000 shares of 0.01 par value common stock are offered pursuant to the rights offering at $0.20 per share.
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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This tender offer statement on Schedule TO is being filed by Emergent Capital, Inc., a Florida corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the "Exchange Offer") its newly issued 5.00% Series Senior Unsecured Convertible Notes Due 2023 and rights to purchase 500 shares of the Company's $0.01 par value common stock for each $1,000 of Old Notes (defined below) exchanged in the Exchange Offer for any and all of its outstanding 8.50% Senior Unsecured Convertible Notes Due 2019 (the "Old Notes") validly tendered and accepted.

        The Exchange Offer is made upon the terms and subject to the conditions described in the offer to exchange, consent solicitation and rights offering dated April 18, 2017 (as may be supplemented or amended from time to time, the "Offer to Exchange") and the related Letter of Transmittal and Consent each attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii). The information in the Offer to Exchange, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below.

Item 10.    Financial Statements.

        The information set forth on pages F-5 through F-49 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 is incorporated herein by reference. You may read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (202) 551-8090. Our filings are also available to the public over the Internet at the Securities and Exchange Commission's website at www.sec.gov.

Item 12.    Exhibits.

Exhibit Number		Exhibit
(a)(1)(i)	*	Offer to Exchange, dated April 18, 2017.
(a)(1)(ii)	*	Letter of Transmittal and Consent for use by holders of the Company's 8.50% Senior Unsecured Convertible Notes, dated April 18, 2017.
(a)(1)(iii)	*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(iv)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(v)	*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)		None.
(a)(3)		None.
(a)(4)		None.
(a)(5)	*	Press Release, issued April 18, 2017.
(b)(1)	*	Form of Indenture between Emergent Capital, Inc. and U.S. Bank National Association, as Trustee.
(b)(2)	*	Form of 5.00% Senior Unsecured Convertible Note Due 2023 to be issued by Emergent Capital, Inc.
(d)(1)	*
Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and the consenting holders of the Company's 8.50% Senior Unsecured Convertible Notes Due 2019 party thereto.

Exhibit Number		Exhibit
(d)(2)	*	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and the consenting holders of the Company's 8.50% Senior Unsecured Convertible Notes Due 2019 party thereto.
(g)		None.
(h)		None.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERGENT CAPITAL, INC.
	By:	/s/ CHRISTOPHER O'REILLY
		Name:	Christopher J. O'Reilly
		Title:	General Counsel
Dated: April 18, 2017

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  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE